Item 4. (ss)

                                   ENDORSEMENT

The contract is changed by adding a new provision as follows:

SUCCESSOR OWNER--STEP UP IN ACCOUNT VALUE
If a Participant's spouse becomes the Successor Owner of the Participant's participation interest under the Contract, the Account Value of the Participant's participation interest will be increased, as of the date that would have been the Death Benefit Valuation Date, to equal the amount of the Death Benefit which would have been payable if the Participant's spouse had not become the Successor Owner of the Participant's participation interest. If the Death Benefit which would have been payable is equal to the Account Value as of the date that would have been the Death Benefit Valuation Date, there will be no change in the Account Value of the Certificate. If a Participant's Account Value is increased to equal to Purchase Payments accumulated with interest at the rate of 3% per year, as described in the Death Benefit Amount provision of this Contract, the Account Value as of the date of the increase, plus any Purchase Payments received by us after that date, will accumulate with interest at the rate of 3% per year for purposes of determining the amount of the Death Benefit payable under that Certificate on the death of the next owner to die.

For purposes of determining the date that would have been the Death Benefit Valuation Date, the election to become Successor Owner will be deemed to be instructions as to the form of death benefit. Therefore, the date that would have been the Death Benefit Valuation Date will be the later of the date we receive Due Proof of Death of the Participant, or the date we receive a Successor Owner election, but never later than one year after the date of death of the Participant.

If the Participant's spouse becomes the Successor Owner of the Participant's participation interest, any Contingent Deferred Sales Charge which would otherwise apply on surrender will be waived, except that if any additional Purchase Payments are paid by the Successor Owner, Contingent Deferred Sales Charges will apply as described in this Contract.

If the Account Value of a Certificate is stepped-up under this provision, the Company will deposit the amount of the increase into the Fixed Accumulation Account Option.



This is part of the contract. It is not a separate contract. It changes the policy only as and to the extent stated. In all cases of conflict with the other terms of the contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.

                            Executive Vice President
                               Assistant Secretary